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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                 SCHEDULE 14D-1
                       Tender Offer Statement Pursuant to
             Section 14(d)(1) of the Securities Exchange Act of 1934
                    Under the Securities Exchange Act of 1934
                                 Amendment No. 4

                          Krupp Realty Fund, Ltd. - III
                            (Name of Subject Company)
                        KRF3 Acquisition Company, L.L.C.,
                            KRF Company, L.L.C., and
                    The Krupp Family Limited Partnership - 94
                                    (Bidders)


                     Units of Limited Partnership Interests
                         (Title of Class of Securities)

                                   501128 10 2
                      (CUSIP Number of Class of Securities)


                               Scott D. Spelfogel
                               The Berkshire Group
                                One Beacon Street
                           Boston, Massachusetts 02108
                                 (617) 574-8385

                                 with copies to:
                                 James M. Dubin
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                          New York, New York 10019-6064
                            Telephone: (212) 373-3000
            (Name, Address and Telephone Number of Persons Authorized
           to Receive Notices and Communications on Behalf of Bidders)

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         This Amendment No. 4, dated June 11, 1999 (the "Amendment"), to the
Tender Offer Statement on Schedule 14D-1 originally filed with the Securities and Exchange Commission on May 14, 1999 and amended by Amendment No. 1 thereto dated May 20, 1999, Amendment No. 2 thereto dated May 28, 1999 and Amendment No. 3 dated June 4, 1999 (collectively, the "Schedule"), attaches a press release issued by the Purchaser on June 11, 1999, Supplement No. 2 to the Offer to Purchase dated June 11, 1999 and a revised Agreement of Assignment and Transfer and amends and restates Items 1(b) and 10(f) of the Schedule.

         This Amendment and the Schedule relate to a tender offer by the Purchaser, to purchase any and all outstanding investor limited partnership interests (the "Units") of Krupp Realty Fund, Ltd. - III, a limited partnership organized under the laws of Massachusetts, for $550 per Unit, in cash, less the aggregate amount of distributions per Unit, if any made after May 14, 1999, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Supplement to the Offer to Purchase, each dated as of May 14, 1999 and Supplement No. 2 to the Offer to Purchase, dated as of June 11, 1999 (collectively, the "Offer to Purchase") and in the related Agreement of Assignment and Transfer, as amended (which together constitute the "Offer").

         This Amendment No. 4 reflects the Purchaser's extension of the date and time at which the Offer to Purchase expires from 12:00 midnight, New York City time, on June 11, 1999 to 12:00 midnight, New York City time, on June 18, 1999.

         This Amendment No. 4 also reflects the Purchaser's waiver of the minimum condition.

         Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement or in the Offer to Purchase. All references in the Statement to the Offer to Purchase and the Offer are deemed to be the Offer to Purchase, as amended and supplemented as of the date hereof, and the Offer, as reconstituted on the date hereof.

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Item 1.           Security and Subject Company.

                  Item 1(b) of the Schedule 14D-1 is hereby amended by deleting the first paragraph thereof and substituting the following therefor:

                  This Schedule 14D-1 Tender Offer Statement relates to the offer by KRF3 Acquisition Company, L.L.C. (the "Purchaser"), to purchase any and all of the outstanding Units for cash at a price equal to $550.00 per Unit, less the amount of any cash distributions made on or after May 14, 1999, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and the Supplement to the Offer to Purchase (the "Supplement"), each dated as of May 14, 1999, Supplement No. 2 to the Offer to Purchase, dated as of June 14, 1999, and the revised Agreement of Assignment and Transfer, copies of which are attached hereto as Exhibits (a)(1), (a)(2),
(a)(12) and (a)(13), respectively.


Item 10.          Additional Information.

         Item 10(f) of the Schedule 14D-1 is hereby amended and restated as follows:

         Reference is hereby made to the Offer to Purchase, the two Supplements and the revised Agreement of Assignment and Transfer, copies of which are attached hereto as Exhibits (a)(1), (a)(2), (a)(12) and (a)(13), respectively, and which are incorporated herein in their entirety by reference.


Item 11.          Material to Be Filed as Exhibits.

         Item 11 of the Schedule 14D-1 is hereby amended and supplemented by adding the following exhibits thereto:

                    (a)(11)        Press Release dated June 11, 1999

                    (a)(12) Supplement No. 2 to the Offer to Purchase dated June 11, 1999

                    (a)(13)        Revised Agreement of Assignment and Transfer

                    (a)(14)        Letters to Unitholders dated June 11, 1999

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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

Dated:  June 11, 1999


                                   KRF3 Acquisition Company, L.L.C.

                                        By:  KRF Company, L.L.C.,
                                             its sole member

                                             By:  The Krupp Family Limited
                                                  Partnership - 94,
                                                  its sole member


                                                  By:  /s/ Douglas Krupp
                                                       ------------------------
                                                       Name:     Douglas Krupp
                                                       Title:    General Partner

                                   KRF Company, L.L.C.

                                        By:  The Krupp Family Limited
                                             Partnership - 94,
                                             its sole member


                                                  By:  /s/ Douglas Krupp
                                                       ------------------------
                                                       Name:     Douglas Krupp
                                                       Title:    General Partner

                                   The Krupp Family Limited Partnership-94


                                                  By:  /s/ Douglas Krupp
                                                       ------------------------
                                                       Name:     Douglas Krupp
                                                       Title:    General Partner

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                                  EXHIBIT INDEX



Exhibit No.         Description
-----------         -----------

(a)(11)             Press Release dated June 11, 1999
(a)(12)             Supplement to the Offer to Purchase dated June 11, 1999
(a)(13)             Revised Agreement of Assignment and Transfer
(a)(14)             Letters to Unitholders dated June 11, 1999